Exhibit 5.03(a)
Section 10.3 No person shall be elected or appointed as a director if he has attained the age of seventy-two (72) years on or prior to the date of his election. A director who attains the age of seventy-two (72) years shall cease to be a director (without any action on his part) at the close of business on the date prior to the date of the next annual shareholders meeting at which directors are to be elected regardless of whether or not his term as director would otherwise expire at such annual meeting. This age disqualification provision in this Section 10.3 shall not apply to Charles B. Pursel.
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